[redacted]

08030114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis McAuley III 412-288-7712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

PROCESSED
MAR 2 5 2008
THOMSON FINANCIAL

Securities and Exchange Commission
RECEIVED
FEB 2 8 2008

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
Office of Compliance Inspection and Examinations

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deanna L Marley, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 14, 2008
Member, Pennsylvania Association Of Notaries

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2007
with Report and Supplementary Report of Independent Registered Public Accounting Firm

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
Federated Securities, Corp.

We have audited the accompanying balance sheet of Federated Securities, Corp. (the Broker/Dealer) as of December 31, 2007, and the related statement of income, changes in shareholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Broker/Dealer's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Broker/Dealer's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities, Corp. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2008

FEDERATED SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2007
(dollars in thousands, except per share data)

Current assets:		
Cash equivalents	$	4,822
Accounts receivable		3,832
Receivable from affiliates, net		5,872
Prepaid expenses		712
Current deferred tax asset, net		3
Short-term deposits		48
Total current assets		15,289
Long-term assets:		
Goodwill		1,831
Long-term deferred tax asset, net		344
Property and equipment, net		135
Total long-term assets		2,310
Total assets	$	17,599
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share- 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		3,510
Total shareholder's equity		17,599
Total liabilities and shareholder's equity	$	17,599

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007
(dollars in thousands)

Revenue:		
Service fees, net	$	153,282
Commission income		3,452
Other income		43
Total revenue		156,777
Operating Expenses:		
Marketing and distribution		129,907
Compensation and related		39,080
Advertising and promotional		11,183
Other		19,335
Expense reimbursement, net of charge, from affiliated companies		(43,574)
Total operating expenses		155,931
Operating income		846
Nonoperating Income (Expense):		
Interest and dividends		267
Interest accrued on long-term incentive program		(46)
Other nonoperating expense		(1)
Total nonoperating income, net		220
Income before income taxes		1,066
Income tax provision		572
Net income	$	494

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2007	$ 17	$ 14,072	$ 3,016	$ 17,105
Net income	0	0	494	494
Balance at December 31, 2007	$ 17	$ 14,072	$ 3,510	$ 17,599

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007
(dollars in thousands)

Balance at January 1, 2007	$	0
Additions and/or reductions		0
Balance at December 31, 2007	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007
(dollars in thousands)

Operating Activities:		
Net income	$	494
Adjustments to reconcile net income to net cash provided by operating activites:		
Depreciation		260
Loss on disposal of assets		1
Provision for deferred income taxes		229
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(1,028)
Decrease in prepaid expenses and other assets		44
Net cash provided by operating activities		0
Net increase in cash and cash equivalents		0
Cash equivalents, beginning of year		4,822
Cash equivalents, end of year	$	4,822

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the Class B shares of Federated-sponsored mutual funds.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash Equivalents

"Cash equivalents" represents an investment in a money market fund that is managed by an affiliate of the Company. This investment may be redeemed upon demand.

(d) Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 4 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or their respective lease terms. As property and equipment are taken out of service, the cost and related accumulated depreciation and amortization are removed and any residual net book value is reflected as a loss in "Other nonoperating expense" in the Statement of Income.

Management reviews the remaining useful lives and carrying values of property and equipment to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Indicators of impairment monitored by management include a decrease in the market price of the asset, an accumulation of costs significantly in excess of the amount originally expected in the acquisition or development of the asset, historical and projected cash flows associated with the asset and an expectation that the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Should there be an indication of a change in the useful life or an impairment in value, the Company compares the carrying value of the asset to the probability-weighted undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined based on prices of similar assets if available or discounted cash flows.

(e) Costs of Computer Software Developed or Obtained for Internal Use

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in "Property and equipment, net" on the Balance Sheet and are amortized using the straight-line method over the shorter of the estimated useful life of the software or four years. These assets are subject to the impairment test used for other categories of property and equipment as described in Note (1)(d).

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(f) Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. The Company uses a two-step process to test for and measure impairment that begins with an estimation of the fair value of its reporting unit. This first step is a screen for potential impairment, and if impairment has occurred, the second step measures the amount of impairment. Management has concluded that goodwill is not impaired as of December 31, 2007.

(g) Advertising Costs

The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $226,000 for the year ended December 31, 2007.

(h) Revenue Recognition

The Company is registered as a broker/dealer and generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies. Revenue is recognized during the period in which services are performed. The Company may waive certain fees for services for competitive reasons or to meet regulatory requirements. Service fees are shown net of these waivers in the Statement of Income.

(i) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(j) Disclosures of Fair Value

Carrying amounts approximate fair value for "Cash equivalents" and "Accounts receivable" due to their short maturities. "Receivable from affiliates, net" is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(k) Recent Accounting Pronouncements

SFAS 159 – In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 allows entities to voluntarily choose to measure many financial assets and liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. Once the election is made for an instrument, all subsequent changes in fair value for that instrument must be reported in earnings. SFAS 159 is effective on January 1, 2008 for calendar-year companies. Management has not elected the fair-value option for any assets or liabilities as of January 1, 2008 and has concluded that the adoption of this standard will not have a material impact on the Company's financial statements.

SFAS 157 and FSP SFAS 157-2 – In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements because the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. In February 2008, the FASB issued a FASB Staff Position (FSP) to defer the effective date of SFAS 157 for one year for nonfinancial assets and liabilities. With respect to financial assets and liabilities, the provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. Management has concluded that the adoption of this standard for financial assets and liabilities will not have a material impact on the Company's financial statements. Management continues to evaluate the impact this statement will have on the Company's financial statements once its provisions are adopted for nonfinancial assets and liabilities.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2007:

	Estimated Useful Life	(in thousands)	
Computer equipment	4 years	$	569
Office furniture and equipment	10 years		282
Software development	4 years		224
Leasehold improvements	Up to term of lease		8
			1,083
Accumulated depreciation			(948)
Property and equipment, net		$	135

Depreciation expense was approximately $260,000 for the year ended December 31, 2007.

(3) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including marketing and distribution and compensation and related benefits, are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses are allocated to the Company, amounted to $5.6 million for the year ended December 31, 2007 and are recorded in "Expense reimbursement, net of charge, from affiliated companies" on the Statement of Income.

(3) TRANSACTIONS WITH RELATED PARTIES, continued

In addition, certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $49.2 million were accrued and recorded in "Expense reimbursement, net of charge, from affiliated companies" in the Statement of Income for 2007. Additionally, certain amounts associated with distribution activities of the Company, including payments and amortization of deferred sales commissions are not reflected in the Company's financial statements and have been recognized by other affiliated entities.

The Company sells to an indirect wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges ("CDSCs") relating to Class B shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. In exchange for these rights, the affiliated company advances all of the related deferred sales commissions. Commissions advanced by the affiliated company on behalf of the Company in 2007 were $9.6 million. No gain or loss was recorded by the Company as a result of these sales.

The "Receivable from affiliates, net" on the Company's Balance Sheet includes intercompany receivables for fees collected by an affiliate on behalf of the Company and fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, offset by intercompany payables related to the above mentioned transfer agreement and expenses paid by an affiliate of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

The majority of "Accounts receivable" represents amounts owed to the Company from mutual funds managed by affiliates of the Company.

(4) PROFIT SHARING/401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferral contributions. Forfeitures of nonvested matching contributions are used to offset future matching contributions.

Vesting in the Company's matching contributions commences once a participant in the 401(k) plan has been employed at least two years and worked at least 1,000 hours per year. Upon completion of two years of service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $680,000 for the year ended December 31, 2007.

The Profit Sharing Plan is a defined contribution plan to which Federated contributes amounts as authorized by its board of directors. An Employee becomes eligible to participate in the Profit Sharing Plan if they are employed on the last day of the year and have worked at least five hundred hours for the year. Federated made no contributions to the Profit Sharing Plan in 2007.

(5) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2007:

(in thousands)	Current	Deferred	Total
Federal	$ 201	$ 61	$ 262
State	142	168	310
Total	$ 343	$ 229	$ 572

The Company's effective income tax rate for the year ended December 31, 2007 was 53.6%. This rate is higher than the Company's 35% federal statutory income tax rate primarily as a result of the Company's revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax related balances due to or from affiliates, if any, are included in "Receivable from affiliates, net."

The Company's deferred tax assets totaled $1,891,000 at December, 31, 2007 and primarily related to state tax net operating loss carryforwards. During 2007, the Company increased its valuation allowance to $1,499,000 related to these losses due to management's revised estimate as to their realizability. The corresponding state tax net operating loss carry-forwards underlying the resulting net deferred tax asset will expire in 2018 ($205,000) and 2025 ($12,000). The Company's deferred tax liabilities totaled $45,000 and primarily related to capitalized software development costs.

(6) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2007, the Company had net capital of approximately $5.6 million, which was approximately $5.6 million in excess of its required net capital of $25,000.

(7) MAJOR CUSTOMERS

The Company derived a substantial portion of its revenue from three Federated-sponsored funds. The Federated-sponsored funds contributed 26%, 26%, and 15%, respectively, of the Company's revenues for the year ended December 31, 2007.

(8) COMMITMENTS AND CONTINGENCIES

In 2005, Federated entered into settlement agreements with the Securities and Exchange Commission and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $80.0 million. In addition, Federated agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year for the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. Depending upon the level of assets under management in these funds during the five-year period, the actual investment advisory fee reduction could be greater or less than $4.0 million per year. For the year ended December 31, 2007, these fee reductions were approximately $4 million.

Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

(8) COMMITMENTS AND CONTINGENCIES, continued

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated is defending this litigation. The potential impact of these recent lawsuits and future potential similar suits, as well as the timing of settlements, judgments or other resolution of these matters, are uncertain. It is possible that an unfavorable determination will cause a material adverse impact to Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Federated's Consolidated Financial Statements for the year ended December 31, 2007 reflect $4.4 million for costs associated with various legal, regulatory and compliance matters, including costs related to Federated's internal review, costs incurred on behalf of the funds, costs incurred and estimated to complete the distribution of Federated's regulatory settlement, costs related to certain other undertakings of these settlement agreements, and costs incurred and estimated to resolve certain of the above-mentioned ongoing legal proceedings. Accruals for these estimates represent management's best estimate of probable losses at this time. Actual losses may differ from the estimate, and such differences may have a material impact on Federated's consolidated results of operations, financial position or cash flows. Various expenses and accruals related to these matters were allocated to the Company and are included in the $5.6 million of expense allocated for the year ended December 31, 2007, as discussed in Note (3).

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These other claims are subject to inherent uncertainties. It is possible that an unfavorable determination will cause a material adverse impact on Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Supplemental Information

FEDERATED SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2007

(dollars in thousands)

Computation of net capital:				
Shareholder's equity			$	17,599
Deductions and/or charges:				
Nonallowable assets	$	11,877		
Haircut on securities owned		96		11,973
Net capital			$	5,626
Aggregate indebtedness			$	0
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	25
Excess net capital			$	5,601
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 Part IIA FOCUS filing.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors of
Federated Securities, Corp.

In planning and performing our audit of the financial statements of Federated Securities, Corp. (the Broker/Dealer), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control. Accordingly, we do not express an opinion on the effectiveness of the Broker/Dealer's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Broker/Dealer does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Broker/Dealer in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Broker/Dealer has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2008

END